UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 10, 2006

Mr. Ronald Beck, Manager
OCM Holdco, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

      Re:	OCM Holdco, LLC
		Amendment No. 1 to Registration Statement on Form 10-SB
      Filed July 26, 2006
		File No. 0-52042

Dear Mr. Beck:

      We have reviewed your filing and have the following comments.
Please provide a written response to our comments. Our page reference numbers are to the redlined copy of the Form 10-SB. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

The Company

The CCR Transaction, page 3
1. We note your response to our prior comment 8. The disclosure in this section could be further simplified. For example we note that the first paragraph in this section is one sentence. Please use separate sentences to refer to the pending acquisition under the restated CUP agreement and to name the parties to it. Please also make it clear that the Company is ultimately obtaining a partial interest in the businesses owned by Messrs. Paulos and Wortman and that they will continue to have a say in the management of the business.

Credit Agreement, page 9
2. We note your response to our prior comment 15.  You state that the
proceeds from the borrowings "have been used or are expected to be used...."  Please identify what items the proceeds from the Credit
Facility have already been used for.
3. Please identify who will be receiving the $9 million distribution and $3.5 million in fees and expenses in "connection with the Credit
Agreement." Specify what the distribution and fee payments are for.

Competition, page 11
4. We note your response to our prior comment 17. Please specify the limited circumstances in which Messrs. Paulos and Wortman may compete with the Company.
Regulatory Matters, page 14

Pennsylvania Gaming Laws and Regulations, page 18
5. Provide objective support for the statement made regarding the company`s belief that it is unlikely that the Pennsylvania Board may deny the company`s application. Alternatively, remove the statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Meadows Gaming Opportunity, page 27
6. We note the description provided of the Post-Closing and Note Issuance Agreement. Revise to ensure that all material terms, inclusive of repayment conditions, covenants and events of default are adequately described. For example, rather than state that interest is not payable if the second closing occurs by "certain deadline dates or under certain other circumstances," revise to disclose such dates and circumstances to the extent material to a shareholder`s understanding of the agreement. In addition, supplement your disclosure to explain the purpose of the holdback obligation, note and agreement.

Credit Agreement, page 28

7. You refer in the first paragraph of this section to the
"Company"
repaying $115 million of existing indebtedness following the
January
5, 2006 consummation of the Credit Agreement. Please revise to correct the reference to the "Company" and clarify that CCR is party to the Credit Agreement referenced.
8. Revise to provide further clarity regarding material terms of the
Credit Agreement. For example, supplement your disclosure to reference negative covenants, inclusive of limitations on indebtedness and capital expenditures, specified events of default and the remedies available to creditors in the event of a default
pursuant to the Credit Agreement.   Further, revise to indicate
that
a copy of the Credit Agreement is attached as an Exhibit to the registration statement.
Certain Relationships and Related Transactions
Other Related Transactions, page 35
9. Please state whether each of these transactions are on terms that
would be available to unaffiliated third parties and state whether they are expected to continue in the future.
To the extent not already filed, please file these contracts as exhibits as required by Part III, Item 2(6)(b)(i) of Form 1-A (please refer to Part III, Item 2 of Form 10-SB).
10. We note your response to our prior comment 28.   Please
describe
further the material terms of these agreements.  For example, we note
that under the Casino Management Agreement (exhibit 10.11), it appears that the manager will also operate Nevada Palace and receive a minimum $750,000 per annum fee (see section 3.1(a)(iii)), and receive an additional fee for any future gaming operations of not less than $750,000 per annum (section 3.1(a)(iv)), along with receiving reimbursement for costs and expenses.
11. We note your response to our prior comment 29, and reissue it in
part.   In order to aid the reader`s understanding, please
disclose
clearly in this section the specific amounts of all fees, expenses and other amounts paid or payable to the members of CCR or their affiliates in regard to the CCR Transaction or the PA Meadows transaction. For example, in your description of the CCR Transaction on page 3, to which you refer the reader, it is not clear the actual amount that Messrs. Paulos and Wortman will receive for their partial interests in CCR and NP Land bought from third parties and then sold to the Company`s affiliates. Please disclose this information. Additionally, please revise to identify the purposes of such payments. For example you state that affiliates of Mr.Wortman were reimbursed approximately $2.3 million for costs and expenses related to the CCR Transaction, but do not identify the costs and expenses.

Note 2 - Significant Accounting Policies

Gaming and related licenses, page F-8
12. We note your response to our prior comment number 31. It remains unclear to us why the company believes a sufficient level of probability exists to characterize the pre-licensing costs as an asset. Please advise.

Cannery Casino Resorts, LLC, and Subsidiaries

Financial Statements

Summary of significant accounting policies - page F-18
13. We note your response to our prior comment number 34. Please explain your disclosures regarding joint promotions described under
"Operating Efficiencies" on page 13 of your document. It is unclear why you don`t believe an accounting policy disclosure for these arrangements is necessary.

Closing Comments

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, Melissa Duru at (202) 551-3757 with any other questions.

      Sincerely,



      Roger Schwall
      Assistant Director


cc:	Robert Knauss, Esq.
      K. Stertzel
	J. Davis
      M. Duru
D. Levy

Mr. Ronald Beck
OCM Holdco, LLC
August 10, 2006
Page 1